Filed Pursuant to Rule 424(b)(3)
Registration No. 333-129651

WELLS TIMBERLAND REIT, INC.
SUPPLEMENT NO. 7 DATED JULY 31, 2008
TO THE PROSPECTUS DATED DECEMBER 14, 2007

This document supplements, and should be read in conjunction with, our prospectus dated December 14, 2007, as supplemented by Supplement No. 1 dated February 11, 2008, Supplement No. 2 dated February 29, 2008, Supplement No. 3 dated April 16, 2008, Supplement No. 4 dated April 23, 2008, Supplement No. 5 dated June 3, 2008, and Supplement No. 6 dated July 11, 2008 relating to our offering of up to 85,000,000 shares of common stock. Defined terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this Supplement No. 7 is to disclose:

•	The status of our initial public offering;

•	Increased suitability standards for investors in the States of Alaska, California, Indiana, North Carolina and Oregon;

•	Additional liquidity disclosures regarding programs sponsored by our sponsor; and

•	A clarification regarding our share redemption plan.

Status of Our Initial Public Offering

As of July 30, 2008, we had received aggregate gross offering proceeds, net of discounts, of approximately $97.1 million from the sale of approximately 9.7 million shares in our initial public offering. As of July 30, 2008, approximately 65.3 million shares remained available for sale to the public under our initial public offering, exclusive of shares available under our distribution reinvestment plan.

Increased Suitability Standards

Alaska — Investors who reside in the state of Alaska must have either (1) a net worth of at least $250,000 or (2) an annual gross income of at least $70,000 and a net worth of at least $70,000.

California — Investors who reside in the state of California must have either (1) a net worth of at least $250,000 or (2) a net annual income of at least $70,000 and a net worth of at least $70,000. In either case, a California resident’s investment may not exceed 10% of his/her liquid net worth.

Indiana — Investors who reside in the state of Indiana must have either (1) a net worth of at least $250,000 or (2) an annual gross income of at least $70,000 and a net worth of at least $70,000.

North Carolina — Investors who reside in the state of North Carolina must have either (1) a net worth of at least $250,000 or (2) an annual gross income of at least $70,000 and a net worth of at least $70,000.

Oregon — Investors who reside in the state of Oregon must have either (1) a net worth of at least $250,000 or (2) a net annual income of at least $70,000 and a net worth of at least $70,000. In either case, an Oregon resident’s investment may not exceed 10% of his/her liquid net worth.

Prior Program Liquidity Events

The following is hereby inserted into the prospectus under the heading “Prior Performance”:

“Prior Program Liquidity Events

Our sponsor, Wells Capital, or one of its affiliates, has previously sponsored 17 public programs, including two REITs. Each of these programs stated in its prospectus filed with the SEC a date by which the program might be liquidated. Of these 17 prior programs, four liquidated ahead of their expected liquidity date, 12 have not yet reached their respective liquidity dates, and one has delayed its liquidity date, as described below.

The four programs that liquidated prior to their anticipated liquidity date did so after the disposition of all their interests in real property and other assets and after a distribution to the holders of their securities of the proceeds of the liquidation, pursuant to the agreements governing each program.

The earliest liquidation date for the 12 offerings that have not yet reached their anticipated liquidity date is December 31, 2014, and none of these 12 offerings have determined to extend its liquidation date.

Piedmont REIT sought and has received stockholder approval to extend the date by which it must commence an orderly process of liquidation if its shares were not listed on a securities exchange from January 30, 2008 to July 30, 2009. Piedmont REIT also received stockholder approval to grant to its board of directors the sole discretion to further extend the liquidation date to January 30, 2011. Piedmont REIT has reported that its board of directors made the recommendation to its stockholders to extend its liquidity date based on its assessment of volatility in the public real estate securities market, fundamentals of the office real estate market, the prices that could be obtained in a sales transaction for Piedmont REIT and discussions with its financial advisor regarding the long-term potential values of Piedmont REIT.”

Clarification Regarding Our Share Redemption Plan

The following is hereby inserted into the prospectus under the heading “Description of Shares — Share Redemption Plan”:

“A stockholder that is a trust may only redeem on the terms available in connection with the death or disability of a stockholder if the deceased or disabled was the sole primary beneficiary of the trust or if the only other primary beneficiary of the trust was the spouse of the deceased or disabled.”

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